SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32822; File No. 812-14689

Barings Corporate Investors, <u>et al</u>.; Notice of Application

September 20, 2017

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice.

Notice of application for an order under Sections 17(d) and 57(i) of the Investment Company Act

of 1940 (the "Act") and Rule 17d-1 under the Act permitting certain joint transactions otherwise

prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit certain closed-end investment

companies and certain business development companies ("BDCs") to co-invest in portfolio

companies with each other and with affiliated investment funds.

<u>Applicants</u>: Barings Corporate Investors (formerly, Babson Capital Corporate Investors)

("MCI") and Barings Participation Investors (formerly, Babson Capital Participation Investors)

("MPV" and together with MCI, the "Existing Regulated Funds"); CI Subsidiary Trust ("MCI

Sub") and PI Subsidiary Trust ("MPV Sub"); Massachusetts Mutual Life Insurance Company

and its successors[1] ("MassMutual"); C.M. Life Insurance Company ("C.M. Life"); Barings

Finance LLC (formerly, Babson Capital Finance LLC) ("BCF"); Barings LLC (formerly, Babson

Capital Management, LLC) and its successors ("Barings") and any other person controlling,

controlled by, or under common control with MassMutual or Barings that is registered as an

investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers

Act"), and that serves as an investment adviser to any Regulated Fund (as defined below) or any

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[1]   The term "successor" means an entity that results from a reorganization or change in the type of
        business organization.

Affiliated Account (as defined below) relying on the requested order (each an "Adviser" and together with Barings, the "Advisers"); Tower Square Capital Partners, L.P. ("TS Capital"); TSCP Selective, L.P. ("TSCP"); Tower Square Capital Partners II, L.P. ("TS Capital II"); Tower Square Capital Partners II-A, L.P. ("TS Capital II-A"); Tower Square Capital Partners II-B, L.P. ("TS Capital II-B"); Tower Square II Holding 06-1, Inc. ("TS Holding 06-1"); Tower Square Capital Partners III, L.P. ("TS Capital III"); Tower Square Capital Partners III-A, L.P. ("TS Capital III-A"); Tower Square Capital Partners II-B, L.P. ("TS Capital III-B"); Tower Square III Holdings 08-1, Inc. ("TS Holdings 08-1"); Tower Square Capital Partners IV, L.P. ("TS Capital IV"); Tower Square Capital Partners IV-A, L.P. ("TS Capital IV-A"); Tower Square IV Holding 14-1, Inc. ("TS Holding 14-1"); Barings Global Credit Fund (Lux) SCSp, SICAV-SIF ("Global Credit Fund" and, together with TS Capital, TSCP, TS Capital II, TS Capital II-A, TS Capital II-B, TS Holding 06-1, TS Capital III, TS Capital III-A, TS Capital III-B, TS Holdings 08-1, TS Capital IV, TS Capital IV-A, TS Holding 14-1, and BCF, the "Existing Private Funds" and, together with MassMutual and C.M. Life, the "Existing Affiliated Accounts".

Filing Dates: The application was filed on August 12, 2016 and amended on August 29, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on October 16, 2017 and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

Addresses: Brent J. Fields, Secretary, U.S. Securities and Exchange Commission, 100 F St., NE,

Washington, DC 20549-1090. Applicants: 300 S. Tryon Street, Suite 2500, Charlotte, NC

28202.

For Further Information Contact: Kyle R. Ahlgren, Senior Counsel, at (202) 551-6857, or Holly

L. Hunter-Ceci, Assistant Chief Counsel, at (202) 551-6825.

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

      1.   Applicants seek an order ("Order") to permit a Regulated Fund[2] and one or more

other Regulated Funds and/or one or more Affiliated Accounts[3] to participate in the same

investment opportunities through a proposed co-investment program (the "Co-Investment

Program") where such participation would otherwise be prohibited under Sections 17(d) and

57(a)(4) and Rule 17d-1 by: (a) co-investing with each other in securities issued by issuers in

private placement transactions in which an Adviser negotiates terms in addition to price ("Private

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[2]   "Regulated Fund" means either of the Existing Regulated Funds and any Future Regulated Fund. "Future Regulated Fund" means any closed-end management investment company: (a) that is registered under the 1940 Act or has elected to be regulated as a business development company; (b) whose investment adviser is an Adviser; and (c) that intends to participate in the Co-Investment Program (as defined below).

[3]   "Affiliated Account" means any Existing Affiliated Account and any future account or entity: (a) whose investment adviser is an Adviser; (b) that would be an investment company but for Sections 3(a)(1) or 3(c)(7) of the 1940 Act; and (c) that intends to participate in the Co-Investment Program.

Placement Securities");[4] and (b) making additional investments in securities of such issuers,

including through the exercise of warrants, conversion privileges, and other rights to purchase

securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any

transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub[5]) participates

together with one or more other Regulated Funds and/or one or more Affiliated Accounts in

reliance on the requested Order. No Non-Interested Trustee[6] of a Regulated Fund will have a

financial interest in any Co-Investment Transaction, other than indirectly through share

ownership in one of the Regulated Funds. "Potential Co-Investment Transaction" means any

investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could

not participate together with one or more Affiliated Accounts and/or one or more other

Regulated Funds without obtaining and relying on this order or the Existing Order.[7] The relief

requested would also cover any existing and future Wholly-Owned Investment Sub.

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[4]   The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933, as amended (the "1933 Act").

[5]   The term "Wholly-Owned Investment Sub" means any existing or future special purpose subsidiary: (a) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100 percent of the voting and economic interests); (b) whose sole business purpose is to hold one or more investments on behalf of the Regulated Fund; (c) with respect to which the Regulated Fund's Board has the sole authority to make all determinations with respect to the entity's participation under the conditions to this Application; and (d) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act.

[6]   The term "Non-Interested Trustees" means, with respect to any Board, the directors or trustees who are not "interested persons" within the meaning of Section 2(a)(19) of the 1940 Act. The term "Board" means, with respect to any Regulated Fund, the board of directors or trustees of that Regulated Fund (including the MCI/MPV Board (defined below) for MCI and MPV).

[7]   The term "Existing Order" refers to Massachusetts Mutual Life Ins. Company, et al., Investment Company Act Rel. Nos. 24557 (Jul. 13, 2000) (notice) and 24595 (Aug. 8, 2000) (order). The requested order would supersede the Existing Order.

2.   MCI and MPV are closed-end diversified management investment companies registered under the 1940 Act. MCI's Objectives and Strategies[8] are to maintain a portfolio of securities providing a fixed yield and at the same time offering an opportunity for capital gains. MCI's principal investments are privately placed, below-investment grade, long-term debt obligations with equity features such as common stock, warrants, conversion rights, or other equity features and, occasionally, preferred stocks. MCI typically purchases these investments, which are not publicly tradable, directly from their issuers in private placement transactions. In addition, MCI may invest, subject to certain limitations, in marketable investment grade debt securities, other marketable debt securities (including high yield securities) and marketable common stocks. MPV's Objectives and Strategies are to maximize total return by providing a high level of current income, the potential for growth of income, and capital appreciation. MPV's principal investments are privately placed, below-investment grade, long-term debt obligations purchased directly from their issuers, which tend to be smaller companies. MPV may also invest in publicly traded debt securities (including high yield securities) with an emphasis on those with equity features, and in convertible preferred stocks and, subject to certain limitations, readily marketable equity securities. In addition, MPV may invest in high quality, readily marketable securities.

3.   MCI and MPV are each managed under the direction of a board of trustees (the "MCI/MPV Board"), which consists of seven members, five of whom are not "interested persons" of MCI or MPV within the meaning of Section 2(a)(19) of the 1940 Act (the "Non-

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[8]   "Objectives and Strategies" means, for each Regulated Fund, the Regulated Fund's investment objectives and strategies and investment policies, as described in the Regulated Fund's registration statement on Form N-2 and other filings the Regulated Fund has made with the Commission, as further supplemented, amended or modified in accordance with applicable law, including, without limitation, the 1933 Act, the Securities Exchange Act of 1934, and the 1940 Act, as amended.

Interested Trustees"). MCI Sub and MPV Sub are wholly owned subsidiaries of MCI and MPV, respectively. MCI Sub and MPV Sub are each Wholly-Owned Investment Subs.

4. MassMutual is a mutual life insurance company organized under the laws of the Commonwealth of Massachusetts. Both C.M. Life, a stock life insurance company organized under the laws of Connecticut, and BCF, a limited liability company organized under the laws of Delaware that makes loans to middle market companies, are wholly-owned subsidiaries of MassMutual. Barings is an investment adviser registered with the Commission under the Advisers Act and is an indirect, wholly-owned subsidiary of MassMutual. Barings is the investment adviser to the Existing Regulated Funds and the Existing Affiliated Accounts. MassMutual, BCF, Barings, and investment advisory clients of MassMutual and Barings may from time to time invest in the Regulated Funds and/or the Affiliated Accounts.

5. MassMutual has invested side-by-side with MCI in Private Placement Securities since 1971 pursuant to an exemptive order under Section 17(d) and Rule 17d-1 thereunder and Section 17(b).[9] Similarly, MassMutual has invested side-by-side with MPV since 1988, when the exemptive order was amended to add MPV.[10] The 1971 and 1988 orders, as successively amended through the Existing Order, were intended to give the Regulated Funds the opportunity to invest in Private Placement Securities that MassMutual intended to purchase for MassMutual's accounts and that would not otherwise be available to the Regulated Funds, but for MassMutual's participation in the investments. As a mutual life insurance company regulated by the Massachusetts Department of Insurance (the "MA DOI") and the self-regulatory

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[9]   Massachusetts Mutual Life Ins. Company et al., Investment Company Act Rel. No. 6690 (Aug. 19, 1971) (order).

[10]   Massachusetts Mutual Life Ins. Company et al., Investment Company Act Rel. Nos. 16578 (Sept. 28, 1988) (notice) and 16601 (Oct. 19, 1988) (order).

organization the National Association of Insurance Commissioners, MassMutual invests its general investment account to match its liabilities with respect to maturity and interest rate risk, including managing duration, liquidity and overall volatility. MassMutual's accounts are reviewed by the MA DOI to ensure compliance with various legal and accounting rules that, among other things, govern the types and amount of assets that an insurance company must maintain to help assure its ability to meet its obligations to policy holders.

6.   MassMutual's accounts are advised by Barings and other unaffiliated investment advisers. Barings serves as investment adviser to a portion of MassMutual's accounts pursuant to investment advisory agreements.

7.   Although MassMutual indirectly owns Barings, Barings has a separate Board of Directors, officers and management team from MassMutual and operates as a separate, distinct legal entity. Barings' portfolio managers' compensation is paid on the same basis with respect to managing the MassMutual accounts and any third-party accounts. Barings' allocation procedures do not distinguish between MassMutual's accounts and third-party accounts. Consequently, despite the affiliation between MassMutual and Barings, Barings manages the MassMutual accounts at arm's length in the same way it manages third-party accounts in the relevant asset classes.

8.   TS Capital, TSCP, TS Capital II, TS Capital II-A, TS Capital II-B, TS Capital III, TS Capital III-A, TS Capital III-B, TS Capital IV, and TS Capital IV-A are Delaware limited partnerships for which Barings acts as investment manager. These funds invest primarily in direct mezzanine and equity investments focused on small and middle market companies. Each Existing Private Fund relies on Section 3(c)(7) of the 1940 Act.

9.   Mezzco LLC acts as the general partner of TS Capital and TSCP. Mezzco II LLC acts as the general partner of TS Capital II, TS Capital II-A and TS Capital II-B. Mezzco III LLC acts as the general partner of TS Capital III, TS Capital III-A and TS Capital III-B, and Mezzco IV LLC acts as the general partner of TS Capital IV and TS Capital IV-A.

10.   Global Credit Fund is a Luxembourg special limited partnership for which Barings acts as the sub-adviser. Global Credit Fund invests in global private corporate loans, including senior secured loans, unitranche loans, second lien loans and subordinated debt (including mezzanine and payment in kind securities) of private companies (primarily in North America, the European Economic Area, Australia, New Zealand and other jurisdictions in the Developed Asia-Pacific Region) that generally cannot access public capital markets.

11.   Applicants represent that when considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. Applicants further represent that the amount of each Regulated Fund's and Affiliated Account's capital available for investment will be determined based on the amount of cash on hand, existing commitments and reserves, if any, the targeted leverage level, targeted asset mix and other investment policies and restrictions set from time to time by the Board of the applicable Regulated Fund or the directors, or the general partners or adviser of the applicable Affiliated Account, or imposed by applicable laws, rules, regulations or interpretations. Applicants represent that each Adviser, as applicable, undertakes to perform these duties consistently for each Regulated Fund, as applicable, regardless of which of them serves as investment adviser to these entities, and that the participation of a Regulated Fund in a Potential Co-Investment Transaction may only be approved by a required majority, as defined in

Section 57(o) of the Act (a "Required Majority"), of the trustees of the Board eligible to vote on

that Co-Investment Transaction under Section 57(o) ("Eligible Trustees").

12.	Applicants represent that at least once each quarter, based on several factors,

including the requirements set forth by state insurance regulations for MassMutual's general

investment account, relative value determinations among different types of assets, current rate

and spread environment, asset liability management needs (*e.g.*, based on the types of insurance

products sold and expected to be sold), portfolio liquidity, risk-based capital charges, and long-

term investment portfolio performance, MassMutual's chief investment officer determines

MassMutual's capital available for investment in Private Placement Securities selected by

Barings and communicates its commitment to Barings in writing. Applicants further represent

that these commitments are established prospectively, and not based on the investment merits of

any particular Co-Investment Transaction, and that Barings will, in connection with each

Potential Co-Investment Transaction, provide the Board of each participating Regulated Fund

with information showing any material changes in MassMutual's capital available for investment

and/or the aggregate amount of available capital for all participating parties.

Applicants' Legal Analysis:

1.	Section 17(d) of the Act and Rule 17d-1 under the Act generally prohibit

affiliated persons of a registered investment company from participating in joint transactions

with the company unless the Commission has granted an order permitting such transactions. In

passing upon applications under Rule 17d-1, the Commission considers whether the company's

participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Section 57(a)(4) of the Act generally prohibits certain affiliated persons of a BDC from participating in joint transactions with the BDC or a company controlled by a BDC in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides that, until the Commission prescribes rules under Section 57(a)(4), the Commission's rules under Section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to Section 57(a)(4). Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs. Section 17(d) of the Act and Rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

3. Applicants state that Barings is the investment adviser to the Existing Regulated Funds and an Adviser will be the investment adviser to each of the Future Regulated Funds. Applicants acknowledge that the Regulated Funds may be deemed to be under common control, and thus affiliated persons of each other under Section 2(a)(3)(C) of the Act. Applicants further acknowledge that because MassMutual controls Barings, MassMutual is an affiliated person of Barings under Section 2(a)(3)(C), and therefore an affiliated person of an affiliated person (a "second-tier affiliate") of each Existing Regulated Fund. Finally, Applicants acknowledge that because Barings or another Adviser will be the investment adviser to each Affiliated Account, each Adviser and each other Regulated Fund and Affiliated Account may be deemed to be under common control with, and therefore an affiliated person of, each Regulated Fund under Section 2(a)(3)(C). Applicants note that, as a result, these relationships might cause a Regulated Fund and one or more Advisers, other Regulated Funds and/or one or more Affiliated Accounts

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participating in the Co-Investment Transactions to be subject to Sections 17(d) or 57(a)(4), and thus subject to the provisions of Rule 17d-1.

4. Applicants note that the Commission has stated that Section 17(d) of the Act, upon which Rule 17d-1 is based, upon which Section 57(a)(4) of the Act was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. Applicants believe that the terms and Conditions of the Application would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 are met.

5. Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions done in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

6. Applicants state that in the absence of the requested relief, in some circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities, and that each Regulated Fund's inability to co-invest with one or more of the Affiliated Accounts and the other Regulated Funds could potentially result in the loss of beneficial investment opportunities for such Regulated Fund and, in turn, adversely affect such Regulated Fund's shareholders. Applicants further state that the ability to participate in Co-Investment Transactions that involve committing larger amounts of financing would enable each Regulated Fund to participate with one or more of the Affiliated Accounts and the other Regulated Funds in larger financing commitments, which would, in turn, be expected to obtain discounted prices and increase income, expand investment opportunities and provide better access to due diligence information for the Regulated Funds.

Applicants' Conditions:

Applicants agree that any order granting the requested relief shall be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Account or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2.   (a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Accounts, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Trustees of each participating Regulated Fund with information concerning each participating party's available capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c) After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Account) to the Eligible Trustees of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Accounts only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii) the Potential Co-Investment Transaction is consistent with:

(A) the interests of the shareholders of the Regulated Fund; and

(B) the Regulated Fund's then-current Objectives and Strategies;

(iii) the investment by any other Regulated Funds or Affiliated Accounts would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Accounts; *provided that*, if any other Regulated Fund or Affiliated Account, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Trustees will have the right to ratify the selection of such

director or board observer, if any;

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the

Regulated Fund's Board with respect to the actions of such director or the

information received by such board observer or obtained through the exercise of

any similar right to participate in the governance or management of the portfolio

company; and

(C)   any fees or other compensation that any Affiliated Account or any Regulated

Fund or any affiliated person of any Affiliated Account or any Regulated Fund

receives in connection with the right of an Affiliated Account or a Regulated

Fund to nominate a director or appoint a board observer or otherwise to

participate in the governance or management of the portfolio company will be

shared proportionately among the participating Affiliated Accounts (who each

may, in turn, share its portion with its affiliated persons) and the participating

Regulated Funds in accordance with the amount of each party's investment; and

 (iv)   the proposed investment by the Regulated Fund will not benefit the Advisers, the

Affiliated Accounts or the other Regulated Funds or Affiliated Accounts or any affiliated

person of any of them (other than the parties to the Co-Investment Transaction), except

(A) to the extent permitted by condition 13, (B) to the extent permitted by Section 17(e) or

57(k) of the Act, as applicable, (C) indirectly, as a result of an interest in the securities

issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or

other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Accounts during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5. Except for Follow-On Investments made in accordance with condition 8,[11] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated Fund, Affiliated Account, or any affiliated person of another Regulated Fund or Affiliated Account is an existing investor.

6. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Account. The grant to an Affiliated Account or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

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[11] This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

7.   (a)   If any Affiliated Account or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Advisers will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii) formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Accounts and Regulated Funds.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Account in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Trustees, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Account and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.　　(a) If any Affiliated Account or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Advisers will:

(i) notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii) formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)　　A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Account in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Trustees, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)　　If, with respect to any Follow-On Investment:

(i)　　the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Accounts' outstanding investments immediately preceding the Follow-On Investment; and

(ii)　　the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be

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invested by the participating Affiliated Accounts in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Non-Interested Trustees of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Accounts that the Regulated Fund considered but declined to participate in, so that the Non-Interested Trustees may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Trustees will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these conditions were approved by the Required Majority under Section 57(f) of the Act.

11.   No Non-Interested Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Account.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Advisers under their respective investment advisory agreements with Affiliated Accounts and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Accounts in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[12] (including break-up or commitment fees but excluding broker's fees contemplated by Section 17(e) or 57(k) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Accounts on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by such Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Funds and Affiliated Accounts based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Accounts, the Advisers, the other Regulated Funds or any affiliated person of the Regulated Funds or Affiliated Accounts will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Accounts, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of an Adviser, investment

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[12]   Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

advisory fees paid in accordance with the agreement between the Adviser and the Regulated Fund or Affiliated Account.

14.   If the Holders[13] own in the aggregate more than 25 percent of the Shares[14] of a Regulated Fund, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of trustees; (2) the removal of one or more trustees; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election.

15.   Each Regulated Fund's chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and conditions of the Application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary

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[13]   "Holders" means the Advisers, certain employees and principals of MassMutual and its affiliated advisers (collectively, the "Principals"), and any person controlling, controlled by, or under common control with the Advisers or the Principals, and the Affiliated Accounts.

[14]   "Shares" means the outstanding voting shares of a Regulated Fund.